Exhibit 99.1

Aladdin Knowledge Systems
PRESS RELEASE

Press Contact:	Investor Relations Contact:
Matthew Zintel	Mark Jones
Zintel Public Relations	Global Consulting Group
matthew@zintelpr.com	mjones@hfgcg.com
310.574.8888	646.284.9414

FOR IMMEDIATE RELEASE

Aladdin Knowledge Systems Reports First Quarter
2006 Financial Results

Record Revenues of $22.9 Million
GAAP Net Income of $3.8 Million or $0.25 Per Diluted Share
Non-GAAP Net Income of $4.3 Million or $0.28 Per Diluted Share

CHICAGO and TEL AVIV, ISRAEL, April 24, 2006 – Aladdin Knowledge Systems (NASDAQ: ALDN), the leader in Software DRM, identity management and content security solutions, today announced financial results for the first quarter of fiscal year 2006 ended March 31, 2006.

Revenues for the first quarter of 2006 were a record $22.9 million, an increase of 12 percent from $20.3 million for the same period in 2005. Aladdin again recorded double digit year-over-year growth rates in both of the Company’s operating segments, Software DRM and Enterprise Security. Software DRM revenues for the first quarter were $16.1 million, an increase of 12 percent from $14.4 million in the same period in 2005. Enterprise Security revenues for the first quarter of 2006 were $6.8 million, a 14 percent increase from $5.9 million recorded in the same period in 2005.

Net income in accordance with Generally Accepted Accounting Principles (GAAP) for the first quarter of 2006 was $3.8 million or $0.26 per basic share and $0.25 per diluted share and compared to first quarter of 2005 GAAP net income of $1.2 million or $0.10 per basic share and $0.09 per diluted share. GAAP net income for the first quarter of 2005 was impacted by a $2 million one-time charge to settle a patent lawsuit. The one-time charge reduced net income per basic and diluted share by $0.15 and $0.14, respectively.

Non-GAAP net income for the first quarter of 2006, excluding stock-based compensation expense related to the Company’s adoption of Financial Accounting Standards (FAS) No. 123R of approximately $0.5 million was $4.3 million, or $0.30 per basic share and $0.28 per diluted share. (Refer to the “Use of Non-GAAP Measures” section and accompanying financial table for reconciliation of GAAP financial information to Non-GAAP).

Cash, cash equivalents and marketable securities totaled $80.6 million at March 31, 2006, up $3.4 million from $77.2 million reported at the end of 2005. The increase was mainly attributable to positive cash flow from operations during the first fiscal quarter 2006 of $3.6 million.

Yanki Margalit, Chairman and CEO of Aladdin Knowledge Systems said, “Aladdin recorded an excellent start to 2006, with balanced year-over-year growth across our core Software DRM and Enterprise Security business segments. Strong demand for all of our advanced security solutions has allowed Aladdin to deliver record revenues, operating income and first quarter net income. The primary driver behind our top and bottom line financial performance is our ongoing ability to deliver innovative products and security solutions which meet the evolving needs of our global customer base.”

Financial and Operating Highlights

—	Record quarterly revenues of $22.9 million.

—	Non-GAAP net income of $4.3 million, excluding stock-based compensation expense of $0.5 million.

—	Cash flow from operating activities totaled $3.6 million.

—	Cash, cash equivalents and marketable securities increased by $3.4 million to $80.6 million.

Product Highlights

—	Software Security (DRM)

š	Launched the latest version of HASP HL, Aladdin’s Software DRM solution. Advanced features include stronger software anti-piracy measures, new developer tools, and broader support for operating systems.

—	eSafe® Integrated Proactive Content Security Solution

š	Aladdin eSafe named “Best Anti-Trojan” solution at the 2006 SC Magazine Awards.

š	Aladdin gained strong traction with its ISP/Mobile initiative, signing contracts with two ISPs and two cellular phone operators from Europe, the Middle East and Asia who are deploying the new eSafe Mobile Content Security Gateway (MCSG) solution.

—	eToken™ User Authentication Solution

š	Aladdin signed an OEM agreement, expanding its partnership with RSA Security. Under the agreement, RSA Security will release a new RSA SecurID® authenticator that incorporates the Aladdin eToken USB technology.

š	Aladdin announced two new patent licensing and OEM agreements for its eToken technology.

š	Presented eToken NG-FLASH, a device that combines the powerful capabilities of strong authentication with the convenience of a mass storage device, and demonstrated a new biometric authentication technology based on cardiac patterns. The new cardio-based biometric technology provides authentication using a person’s natural BioDynamic Signature (BDSTM).

For further information on product highlights, please refer to the press room on the Company’s Web site which can be found at http://www.Aladdin.com/about/pressroom.asp.

Future Business Outlook

Aladdin continues to provide a business outlook on a quarterly basis. The Company undertakes no obligation to update its estimates. Based on current business activities and general economic conditions, Aladdin’s management believes revenues for the second quarter of fiscal 2006 will be in the range of $21.7 million to $23.7 million. Non-GAAP diluted earnings per share for the second quarter of 2006 are expected to be in the range of $0.26 to $0.29, excluding the impact of stock-based compensation expense which is anticipated to be between $0.03 to $0.04 per diluted share. GAAP diluted earnings per share for the second quarter of 2006 are expected to be in the range of $0.22 to $0.26.

Use of Non-GAAP Measures

This press release provides financial measures for net income and basic and diluted earnings per share that exclude stock-based compensation expense and are therefore not calculated in accordance with generally accepted accounting principals (GAAP). Management believes that these non-GAAP financial measures provide meaningful supplemental information regarding our performance that enhances management’s and investors’ ability to evaluate the Company’s net income and earnings per share and to compare it with historical net income and earnings per share prior to the adoption of FAS 123R.

The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. Management uses both GAAP and non-GAAP measures when evaluating the business internally and therefore felt it important to make these non-GAAP adjustments available to investors.

Earnings Teleconference

The Company will hold a teleconference today, April 24th, at 9:00 a.m. EDT to discuss the quarterly results. To participate in the call, please dial (800) 399-0427 in North America, or +1 (706) 643-1624 internationally, approximately five minutes prior to the scheduled call start time. The call is being simultaneously Web cast and can be accessed on the Aladdin Web site at www.Aladdin.com/investor. Please visit the Web site at least 15 minutes prior to the scheduled call time to register for the Web cast and download any necessary audio software.

A replay of the call can also be accessed via telephone from 12:00 p.m. EDT on April 24th through 11:59 p.m. on May 1st by calling (800) 642-1687 in North America, or +1 (706) 645-9291 internationally, and entering the following access code: 7600190. A Web cast replay of the call will also be made and can be accessed on the Aladdin Web site at www.Aladdin.com/investor.

About Aladdin Knowledge Systems

Aladdin (NASDAQ: ALDN) is a global provider of security solutions that reduce software theft, authenticate network users and protect against unwanted Internet and e-mail content, including spam and viruses. Its security products are organized into two segments: Software Digital Rights Management (DRM) and Enterprise Security. Aladdin’s Software DRM products allow software publishers to limit revenue loss from software theft and piracy. Its Enterprise Security solutions enable organizations to secure their information technology assets by controlling who has access to their networks (authentication) and what content their users can utilize (content security). Visit the Aladdin Web site at www.Aladdin.com.

Safe Harbor Statement

Certain information presented herein constitutes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include general economic and business conditions, the loss of market share, changes in the competitive landscape and other factors over which the company has little or no control.

(Tables Follow)

Aladdin Knowledge Systems Ltd.
Condensed Consolidated Statements of Operations
(U.S. dollars, in thousands - except for per-share amount)
(Unaudited)

	Three months period ended March 31,
	2006	2005

Revenues:
Software Security (DRM)	16,109	14,393
Enterprise Security	6,768	5,943

Total Sales	22,877	20,336

Cost of sales	5,027	4,365

Gross profit	17,850	15,971

Research & development	3,762	2,903
Selling & marketing	6,971	6,465
General & administrative	3,254	3,038
One time lawsuit charge	-	2,000

Total operating expenses	13,987	14,406

Operating income	3,863	1,565
Financial income (expenses), net	645	(284)
Other income	9	18

Income before taxes	4,517	1,299

Taxes on income	729	69

Net income	3,788	1,230

Basic earning per share	0.26	0.10
Diluted earnings per share	0.25	0.09

Weighted average number of shares outstanding for
Basic EPS	14,524	12,370
Weighted average number of shares outstanding for
Diluted EPS	15,266	13,134

Aladdin Knowledge Systems Ltd.
Condensed Consolidated Balance Sheets
(U.S. dollars, in thousands)
(Unaudited)

	March 31, 2006	December 31, 2005

Assets
Current assets:
Cash & cash equivalents	31,969	28,426
Marketable securities	48,673	48,815
Trade receivable, net of allowance for
doubtful accounts	14,794	13,957
Other accounts receivable	5,730	4,676
Inventories	8,364	6,998

Total current assets	109,530	102,872

Severance pay fund	2,638	2,455

Fixed assets, net	3,025	3,081

Other long term assets, net	17,424	17,470

Total Assets	132,617	125,878

Liabilities and Shareholders' Equity
Current liabilities:
Trade payables	5,257	4,454
Deferred revenues	6,128	5,645
Other current liabilities	7,995	7,799

Total current liabilities	19,380	17,898

Accrued severance pay	3,614	3,243

Shareholders' Equity	109,623	104,737

Total Liabilities and Shareholders' Equity	132,617	125,878

Aladdin Knowledge Systems Ltd.
Condensed Consolidated Statement of Cash Flows
(U.S. dollars, in thousands)
(Unaudited)

	Three month period ended March 31,
	2006	2005

Cash flow from operating activities:

Net income	3,788	1,230
Adjustments to reconcile net income to net cash provided by
operating activities:
Depreciation and amortization	684	455
Increase in trade and other receivables, net	(1,848)	(898)
Increase in inventory	(1,333)	(1,099)
Increase in trade payables and accrued liabilities	1,170	4,098
Other adjustments	1,114	(180)

Net cash provided by operating activities	3,575	3,606

Cash flow from investing activities:

Purchase of property and equipment	(480)	(707)
Investment in available -for-sale marketable securities, net	-	(29,000)

Net cash used in investing activities	(480)	(29,707)

Cash flow from financing activities:

Proceeds from exercise of options	335	41
Proceeds from issuance of shares, net	-	41,214

Net cash provided by financing activities	335	41,255

Effect of exchange rate on cash and cash equivalents	113	(18)

Increase in cash and cash equivalents	3,543	15,136

Cash and cash equivalents at the beginning of the period	28,426	17,313

Cash and cash equivalents at the end of the period	31,969	32,449

Aladdin Knowledge Systems Ltd.
Supplementary Financial Information
Reconciliation of GAAP Financial Information to Non-GAAP
(U.S. dollars, in thousands - except for per-share amount)
(Unaudited)

	Three months period ended March 31,
	GAAP 2006	SFAS 123R Adjustment	Non-GAAP 2006	GAAP 2005

Sales:
Software Security (DRM)	16,109		16,109	14,393
Enterprise Security	6,768		6,768	5,943

Total Sales	22,877		22,877	20,336

Cost of sales	5,027		5,027	4,365

Gross profit	17,850		17,850	15,971

Research & development	3,762	144	3,618	2,903
Selling & marketing	6,971	177	6,794	6,465
General & administrative	3,254	209	3,045	3,038
One time lawsuit charge	-		-	2,000

Total operating expenses	13,987	530	13,457	14,406

Operating income	3,863		4,393	1,565
Financial income (expenses), net	645		645	(284)
Other income	9		9	18

Income before taxes	4,517		5,047	1,299

Taxes on income	729		729	69

Net income	3,788	530	4,318	1,230

Basic earning per share	0.26		0.30	0.10
Diluted earnings per share	0.25		0.28	0.09

Weighted average number of shares
outstanding for Basic EPS	14,524		14,524	12,370
Weighted average number of shares
outstanding for Diluted EPS	15,266		15,266	13,134